Exhibit 99.1

News Release #14/2012
2012-03-26

Baja Mining Urges Shareholders: Vote the Gold Proxy

•Warns that Mount Kellett Represents Risk To Creation of Value•

Vancouver, March 26, 2012 – Baja Mining Corp. (TSX:BAJ - OTCQX: BAJFF) today announced that it has filed and is mailing a third and final letter to shareholders regarding the proxy contest initiated by dissident Mount Kellett Master Fund II A L.P. Baja has scheduled a vote to take place at a special meeting of shareholders on April 3, 2012 and urges shareholders to vote the GOLD proxy against Mount Kellett.

In the letter, which is reproduced below, Baja describes the risk to the continued creation of shareholder value presented by the potential election of Mount Kellett’s Managing Director Stephen Lehner to Baja’s Board. The letter reminds shareholders that Mr. Lehner has never explained why shareholders should overlook his conflict of interest or his complete lack of public company board experience and mining experience.

At its core, this proxy contest is about Mount Kellett’s ongoing attempts to achieve special status for itself and control of Baja without a premium to other shareholders. Leading independent proxy advisory firm Glass Lewis has specifically recommended that Baja shareholders should not elect Mr. Lehner and another dissident nominee put forward by Mount Kellett, Lorie Waisberg, to the Baja Board.

"Shareholders have observed what Glass Lewis has politely described as “curious” conduct by Mount Kellett in this proxy contest,” said Giles Baynham, Chairman of Baja. “Shareholders have also noted Mount Kellett’s failure to respond to the important issues Baja has raised. The message Baja is receiving is that shareholders have not been fooled. Even so, Mount Kellett has a very big head start due to its 19.9 percent shareholding, and the result of the vote will be close. Every vote will count if Mount Kellett is to be prevented from advancing its hidden agenda."

Baja urges shareholders to vote the GOLD proxy and ensure Baja receives it prior to Friday, March 30, 2012 at 10 a.m. (Vancouver Time). Baja’s letters to shareholders, management information circular and other proxy materials can be found on Baja’s website: www.bajamining.com/proxycontest, as well as under its SEDAR profile. Baja’s most recent letter to shareholders follows:

Letter to Shareholders

March 23, 2012

Dear fellow shareholder,

The proxy contest initiated by dissident Mount Kellett Master Fund II A LP is coming to a close. This is my last letter on the subject, as the March 30, 2012 proxy voting deadline is almost here.

The reasons for this communication are twofold: to provide Baja’s thoughts on why your vote is important and to ensure that any shareholders who may have misplaced their GOLD proxies can now

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vote their shares with the GOLD proxy included in this package. Please also keep in mind that a later-dated GOLD proxy will replace any previously voted blue proxy.

Now, why is it critical that you vote the GOLD proxy today?

Look at how much disruption Mount Kellett has already caused. Imagine what will happen if these people get onto your Board.

It is important to look objectively at how Mount Kellett could impede the delivery of value to shareholders as the Boleo Project progresses toward completion.

As you know, Baja has approximately 2,600 employees and contractors dedicated to moving your company to production, and Baja’s management is confident it has the requisite financing and leadership in place to achieve this goal. Baja’s leadership team has remained focused on the Boleo Project despite months of personal attacks by Mount Kellett and the significant distraction of this proxy contest.

If Mount Kellett’s Managing Director Stephen Lehner is elected to the Board, I am concerned that operations will be disrupted and the delivery of shareholder value will be put at risk. Mount Kellett has forced Baja to spend more than a million dollars on this proxy contest to defend the company and your interests. Mount Kellett has misled you, has disparaged your Board, has hidden or buried its attempts to obtain control, and most recently, has attempted to obtain leverage from the falsehoods uttered by a disgruntled former director pursuing a personal vendetta.

Mount Kellett may tell you that its objectives are benign and that it wishes to work with the other directors on your behalf. I respectfully submit that Mount Kellett’s past actions demonstrate that Mount Kellett and Mr. Lehner represent a danger to the interests of Baja’s shareholders.

At its core, Baja is a company of mine builders. We have worked hard to attract the very best in the business. Our people are here to extract value from the ground and they rely on steady leadership and stewardship from our executive team and Board. If Mount Kellett’s inexperienced and conflicted employee Mr. Lehner brings to the Board the same aggressive, opportunistic and disruptive agenda Mount Kellett has tried to advance with this proxy contest, there is no guarantee that our proven team will stay together.

Stephen Lehner has not explained why you should overlook his conflict of interest

Mount Kellett is insistent on saddling Baja with Mr. Lehner, even though he has no public company board experience or mining experience, and even though he bears the heavy weight of a conflict of interest. These are matters of great concern.

We have always agreed that a 19.9% shareholder deserves Board representation. That is why we invited Mount Kellett to nominate two non-Mount Kellett directors to the Board. This approach is consistent with that taken by another large Baja shareholder, Louis Dreyfus Commodities Metals Suisse SA. As its Board representative it nominated Wolf Seidler, who is independent of Louis Dreyfus Commodities. But Mount Kellett preferred to launch a proxy contest rather than accept this reasonable offer.

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Mount Kellett’s goal has always been to achieve special status and control of Baja without a premium to other shareholders. Before Mount Kellett commenced this proxy contest, Mr. Lehner led Mount Kellett’s campaign for special status and control. Will that change if he is on the Board? As a portfolio manager for an opportunistic trader, Mr. Lehner’s job is to advance that agenda and maximize Mount Kellett’s own profits. As a Baja director, he would have a conflicting fiduciary duty to Baja and its shareholders. Due to this inherent conflict, portfolio managers generally do not serve on boards. When the conflict of interest comes to a head, Baja shareholders cannot be sure which obligation will be paramount.

This proxy fight is about one thing: Mount Kellett gaining control over your investment

Mount Kellett launched this proxy contest after the Board rebuffed Mount Kellett’s secret attempts to obtain special status and control. Mount Kellett, according to the dissident circular, sees the potential for a five-fold increase in the value of Baja over the next 18 months. It wants to capture as much of that gain as it can without paying a premium to all shareholders. That is the reason Mount Kellett is inflexible in insisting that Mr. Lehner join the board. That is the reason why Mount Kellett sought the freedom to act 15 days after Mr. Lehner resigns from the Board.

Mount Kellett has knowingly campaigned on the basis of inaccurate, exaggerated, slanted and false information. Mount Kellett has tried to bury material facts, such as its belated acknowledgement of its control objective. As shareholders, you should not reward Mount Kellett. Instead, you should protect your investment and vote your GOLD proxy in support of Baja’s management and Board.

Leading independent proxy advisory firm Glass Lewis recommends shareholders vote the GOLD proxy

Glass Lewis & Co., a leading independent proxy advisory firm, has recommended that shareholders support Baja’s management and Board by voting only the GOLD proxy. Glass Lewis relies on publicly available facts to reach its proxy voting recommendations. For more information, please see Baja’s March 23, 2012 news release.

Your GOLD proxy must be received by 10:00 a.m. (Vancouver Time) on March 30, 2012

The voting deadline is this coming Friday so now is the time to vote GOLD to protect your company’s future. Vote GOLD to keep Stephen Lehner and Mount Kellett off of your Board. Vote GOLD to allow us to finish the Boleo Project and deliver value to you!

I thank you for your patience and continued support.

Yours truly,

“Giles Baynham”

Giles Baynham

Chairman Baja

Mining Corp.

Voting Instructions

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Baja urges shareholders to vote only the GOLD proxy AGAINST Mount Kellett’s director removal resolution, and AGAINST Mount Kellett’s Board expansion resolution. Vote WITHHOLD for the two Mount Kellett nominees to the Board, Stephen Lehner (the managing director of Mount Kellett) and Lorie Waisberg. Shareholders should discard any blue proxy they may have received and should vote only their GOLD proxy well in advance of the proxy voting deadline of March 30, 2012 at 10:00 a.m. (Vancouver Time).

Given Mount Kellett’s 19.9% ownership, the outcome of the proxy contest will be close, so every vote will count. Even if a shareholder previously voted a blue proxy, a later-dated GOLD proxy will cancel the earlier vote.

About Baja

Baja Mining Corp. (TSX:BAJ-OTCQX:BAJFF) is a mine development company with a 70 percent interest in the Boleo copper-cobalt-zinc-manganese Project located near Santa Rosalia, Baja California Sur, Mexico. Baja is the project operator and a Korean syndicate of industrial companies holds the remaining 30 percent. Boleo is funded, currently under construction and targeted for copper commissioning in 2012, and copper production in early 2013. Boleo has 265 Mt of measured and indicated resources (including 85 Mt of proven and probable reserves) and 165 Mt of inferred resources. A March 2010 updated technical report to the 2007 definitive feasibility study, confirmed that Boleo could be developed economically at an after-tax IRR of 25.6 percent (100 percent equity), with a minimum scheduled mine life of 23 years (during which approximately 70 Mt of the noted proven and probable reserves will be exploited), a NPV of US$1.3 billion (8 percent discount rate), and an average life-of-mine cash cost of negative US$0.29/lb for copper, net of by-product credits. Metal Prices were based on SEC pricing guidelines (which at the time of the 2010 report were US$2.91/lb Cu, US$26.85/lb Co and US$1,175/tonne ZnSO4H2O). For more information, please visit www.bajamining.com.

On behalf of the Board of Directors of Baja Mining Corp.

"John W. Greenslade"

John W. Greenslade, President & Chief Executive Officer

For further information please contact:

Shareholders:

Laurel Hill Advisory Group
Toll-free 1-877-304-0211
Collect: 416-304-0211
assistance@laurelhill.com

Media:

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Longview Communications

Alan Bayless, 604-694-6035
abayless@longviewcomms.ca

or

Joel Shaffer, 416-649-8006
jshaffer@longviewcomms.ca

Forward-Looking Statements

This news release contains forward-looking statements. Forward-looking statements are statements that relate to future events or financial performance, anticipated developments at the Company’s projects and the projected performance and economics of the Boleo Project. In addition, estimates of mineral reserves and resources and NPV estimates may be forward-looking statements because they represent estimates of mineralization, costs, revenues and other factors that may be encountered in the future. Forward-looking statements speak only as of their date, are only predictions and are subject to known and unknown risks, uncertainties and other factors, including without limitation those described in Baja’s most recent annual information form filed under its profile at www.sedar.com and its most recent annual report filed with the US Securities and Exchange Commission (“SEC”) at www.sec.gov. All forward-looking statements in this news release are qualified by these cautionary statements. These risks, as well as risks that the Company cannot currently anticipate, could cause the Company’s or its industry’s actual results, levels of activity or performance to be materially different from any future results, levels of activities or performance expressed or implied by these forward-looking statements. Although the Company believes that the expectations reflected in the forward-looking statements included in this press release are reasonable, the Company cannot guarantee future results, levels of activity or performance. Except as required by applicable law, the Company does not intend to update any of these forward-looking statements to conform them to actual results.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") Standards on Mineral Resource and Mineral Reserves (the "CIM Standards").

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC's Industry Guide 7 ("SEC Industry Guide 7"). Accordingly, the Company's disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms "mineral resources", "inferred mineral resources", "indicated mineral resources" and "measured mineral resources" are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic

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viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant "reserves" as in-place tonnage and grade without reference to unit amounts. In addition, the NI 43-101 and CIM Standards definition of a "reserve" differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a "final" or "bankable" feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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